AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2001


                                                      REGISTRATION NO. 333-67808

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3

                                   ----------

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ULTRALIFE BATTERIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

           Delaware                                     16-387013
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

                             2000 Technology Parkway
                             NEWARK, NEW YORK 14513
                                 (315) 332-7100
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                   ----------

                               John D. Kavazanjian
                      President and Chief Executive Officer
                            Ultralife Batteries, Inc.
                             2000 Technology Parkway
                             Newark, New York 14513
                                 (315) 332-7100
            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                   ----------

                                    Copy to:

                             Jeffrey H. Bowen, Esq.
                           Harter, Secrest & Emery LLP
                            1600 Bausch & Lomb Place
                            Rochester, New York 14604
                                 (716) 232-6500

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                                                      PROSPECTUS

                                1,199,000 SHARES

                            ULTRALIFE BATTERIES, INC.
                                  COMMON STOCK

                                   ----------


      This prospectus relates to the public offering of 1,199,000 shares of our common stock. Of the total 1,199,000 shares, 1,090,000 of such shares are being registered for the accounts of the selling stockholders identified in Table A in the section titled "Selling Stockholders". The remaining 109,000 of those shares are being registered for the accounts of future stockholders who will receive their shares upon exercise of the warrants held by those parties identified in Table B in the section titled "Selling Stockholders". This offering will not be underwritten. The shares we are registering may be offered by the selling stockholders (including those holding stock as a result of the future exercise of the warrants) from time to time in transactions in the over-the-counter market, in negotiated transactions, or in a combination of such methods of sale. The shares may be offered at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders (including those holding stock as a result of the future exercise of the warrants) may effect such transactions by selling the shares to or through broker-dealers. We will not receive any of the proceeds from the sale of these shares.

      Our common stock is quoted on the Nasdaq National Market under the symbol "ULBI." On December 10, 2001, the last reported sale price for the common stock was $4.00.


                                   ----------


      This offering of our common stock involves certain risks. For further information, please see the section entitled "Risk Factors".

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December ___, 2001

                                Table of Contents


                                                                            Page
                                                                            ----

Prospectus Summary                                                             3
Recent Developments                                                            3
Outlook                                                                        4
Risk Factors                                                                   5
Forward-Looking Statements                                                    10
Use of Proceeds                                                               10
Selling Stockholders                                                          11
Plan of Distribution                                                          15
Legal Matters                                                                 15
Experts                                                                       15
Where You Can Find More Information                                           16
Incorporation of Information by Reference                                     16

                               PROSPECTUS SUMMARY


      This summary highlights selected information and does not contain all of the information that is important to you. We urge you to read the entire prospectus carefully and any information contained in or incorporated by reference in this prospectus before you decide whether to buy our common stock. You should pay special attention to the risks of investing in our common stock discussed under Risk Factors below. Unless the context otherwise requires, references in this prospectus to Ultralife, we, us, and our refer to Ultralife Batteries, Inc. and our subsidiaries.

About Ultralife Batteries, Inc.

      We develop, manufacture and market a wide range of standard and customized primary and rechargeable lithium batteries for use in a wide array of applications and markets, including military, automotive telematics, safety and medical, and computers and communications. We believe that our proprietary technologies allow us to offer batteries that are ultra-thin, light weight and that generally achieve greater operating performance than other batteries currently available. We sell our products directly to original equipment manufacturers ("OEMs") in the United States and abroad and have contractual arrangements with sales representatives who market our products on a commission basis in particular areas. We also distribute our products to domestic and international distributors and retailers that purchase our batteries for resale. We have obtained ISO 9001 certification for our lithium batteries manufacturing operations in Newark, New York and Abingdon, England. As of November 30, 2001, we had approximately 454 employees worldwide.


      We were formed in December 1990 as a Delaware corporation. In March 1991, we acquired certain technology and assets from Eastman Kodak Company relating to its 9-volt lithium manganese dioxide primary battery and in June 1994, as a result of the formation of our United Kingdom subsidiary and acquisition of certain battery-related assets, acquired a presence in Europe. In December 1998, we announced a joint venture to produce our polymer rechargeable batteries in Taiwan.

      Our principal executive office is located at 2000 Technology Parkway, Newark, New York 14513. Our telephone number is (315) 332-7100.


                               RECENT DEVELOPMENTS

      In October 2001, we were informed by our primary lending institution that our borrowing availability under our $20 million credit facility had been effectively reduced to zero as a result of a recent appraisal of our fixed assets. Accordingly, our liquidity depends on our ability to successfully generate positive cash flow from operations and achieve adequate operational savings. We are also exploring opportunities for new or additional equity or debt financing. Notwithstanding the foregoing, there can be no assurance that we will have sufficient cash flows to meet our working capital and capital expenditure requirements.

      On October 15, 2001, we announced the award of contracts from the Department of the Army (CECOM) and the Department of Justice (UNICOR) for two of its lithium-manganese dioxide (Li/MnO2) primary (non-rechargeable) cells and batteries made in our Newark, New York facility. These contracts total in excess of $3.0 million, with deliveries expected to begin immediately. The first contract is an additional quantity release against an existing contract with UNICOR previously announced in December 2000 for the BA-5368/U cell. The BA-5368/U battery is used in the Tri-Service AN/PRC-90 pilot rescue radio, which is extensively used by the U.S. Military, Coast Guard, Customs, and the National Guard as well as other government agencies. Deliveries are scheduled through March 2002. The second contract, with deliveries scheduled through June 2002, represents releases exercised by CECOM (U.S. Army Communications Electronics Command) for the BA-5372/U battery under a contract that was initially announced in April 1999. The BA-5372/U battery is commonly used as memory back-up for the

AN/PRC-119 MANPACK Single Channel Ground and Airborne Radio System (SINC-GARS) as well as other electronic devices.

      On November 21, 2001, we announced the appointment of William A. Schmitz as Chief Operating Officer. Mr. Schmitz, formerly Vice President and General Manager of our Primary Battery Business, now has responsibility for all Primary and Rechargeable battery operations worldwide. Mr. Eric Dix, formerly Vice President and General Manager of the Rechargeable Battery Business, will report as a staff consultant to John D. Kavazanjian, President and CEO. The Company also announced that Nancy C. Naigle, formerly Vice President of Worldwide Sales, has been appointed Vice President of Sales and Marketing, with responsibility for worldwide sales and marketing operations. Julius Cirin, formerly Vice President of Corporate Marketing, has been appointed Vice President of Product and Industry Marketing and will retain corporate marketing responsibility under Ms. Naigle.

      On December 5, 2001, we reported that in response to increased demand from the U.S. Army, Ultralife and the State of New York recently announced an expansion program that is expected to create over 100 new manufacturing jobs at Ultralife by the end of 2002. Lt. Governor Mary Donohue of the State of New York, state and local officials, and Ultralife executives gathered recently to announce our expansion plans that include: the purchase of new manufacturing equipment to be used to increase capacity and production, specifically to produce batteries for the U.S. Army; a $300,000 commitment from Empire State Development; and a $750,000 deferred loan that could convert into a grant from the Governor's Office for Small Cities, through Wayne County.

                                     OUTLOOK

      We expect to achieve a modest increase in consolidated revenues in the fiscal quarter ending December 31, 2001 as compared to the fiscal quarter ended September 30, 2001. During the second fiscal quarter ending Decemer 31, 2001, we are projecting growth to come largely from standard cylindrical and high rate batteries for growth in military markets. Sales of 9-volt batteries are expected to decline from the prior quarter due to current softness in orders from smoke detector and medical customers. We expect to take advantage of our flexibility to tailor and develop our existing and new products that will continue to enhance revenue growth throughout the year. Additionally, we have seen a noticeably higher level of interest from the military since the tragic events of September 11, 2001. We believe that we are well-positioned with our current portfolio of products, and our new products in development, to meet the current demands communicated to us by the military, both in the US and UK. We continue to believe revenues will increase year over year by at least 40%.

      We previously set two key financial goals - to reach operating cash breakeven by December 2001 and to attain positive net income by June 2002. Due to the recent slowdown in the economy which has largely impacted sales of our rechargeable batteries, we have extended our goal for cash breakeven to occur in the March 2002 quarter, but remain steadfast on our goal to achieve profitability by June 2002.

      In October and November of 2001, we realigned our resources to address the changing market conditions and to better meet customer demand in areas of our business that are growing. A majority of employees affected by this realignment were re-deployed from our rechargeable segment and support functions into open direct labor positions in our primary segment, due to the significantly growing demand for primary batteries from the military. We expect to realize cost savings from these measures of approximately $1.5 million per quarter. These quarterly savings are comprised of approximately $1.1 million of reduced labor costs, approximately $0.2 million of reduced material usage, and approximately $0.2 million of lower administrative expenses. A portion of these savings, due to the timing of implementation of the actions taken, will be realized in the fiscal quarter ending December 31, 2001, with the full amount to be realized in the fiscal quarter ending March 31, 2002.

                                  RISK FACTORS

      An investment in shares of common stock offered hereby involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this prospectus before purchasing the common stock offered by this prospectus. The following factors could cause actual results to differ materially from the matters described in the forward-looking statements, with material and adverse effects on the Company's business, operating results, financial condition and the value of Ultralife stock.

Our company has a history of operating losses and, as a result, our future profitability is uncertain.

      We began operating our company in March 1991. During each year since 1991, we have had net operating losses. These losses have resulted mainly from the cost of researching, developing and manufacturing our products and general and administrative costs associated with operating our company. Because of these historical losses, we cannot assure that we will generate an operating profit or achieve profitability in the future.

Our advanced rechargeable batteries have not achieved and may never achieve wide acceptance in the market, and our competitors may introduce new rechargeable batteries.

      Although we have begun volume production of our rechargeable batteries, our advanced rechargeable batteries have not yet achieved wide acceptance in the market. We cannot assure that a market will ever accept our advanced rechargeable batteries. The introduction of new products is subject to the inherent risks of unforeseen delays and the time necessary to achieve market success for any individual product is uncertain. If volume production and/or market penetration of our advanced rechargeable batteries is delayed for any reason, our competitors may introduce emerging technologies or improve existing technologies which could have a material adverse effect on our business.

The sale of our advanced rechargeable batteries depends on our relationships with our OEMs and their general business conditions.

      We will continue to promote market demand for, and awareness of, our advanced rechargeable batteries. We will accomplish this partly through the development of relationships with OEMs that manufacture products which require the performance characteristics of our advanced rechargeable batteries. The success of any of these relationships depends upon the general business condition of the OEM and our ability to produce our advanced rechargeable batteries at the quality and cost and within the period required by such OEMs. Our failure to develop a sufficient number of relationships with OEMs could reduce the number of batteries we sell and therefore negatively affect our profitability. The deterioration of these relationships may adversely affect our business.

      In fiscal 2001, one customer (Fyrnetics, Inc.) accounted for approximately $3.1 million of sales, which amounted to approximately 13% of total revenues. We believe that the loss of this customer's business would negatively affect our revenues. While we believe that our current relationship with this customer is good, there is no assurance that this relationship will continue in the future.

Our business depends on the success of OEMs selling products containing our batteries.

      A substantial portion of our business will depend upon the success of products sold by OEMs that use our batteries. Therefore, our success is substantially dependent upon the acceptance of the OEMs' products in the marketplace. We are subject to many risks beyond our control that influence the success or failure of a particular product manufactured by an OEM, including, competition faced by the OEM in its particular industry; market acceptance of the OEM's product; the engineering, sales, marketing and management capabilities of the OEM; technical challenges unrelated to our technology or products faced by the OEM in developing its products; and, the financial and other resources of the OEM.

We may not be able to accommodate increased demand for our advanced rechargeable batteries or our other products, and this may adversely affect our revenues.

      Rapid growth of our advanced rechargeable battery business or other segments of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining rapid market growth of our advanced rechargeable batteries, we will be required to deliver large volumes of quality products to our customers on a timely basis at a reasonable cost to those customers. We cannot assure, however, that our business will rapidly grow or that our efforts to expand our manufacturing and quality control activities will be successful or that we will be able to satisfy commercial scale production requirements on a timely and cost-effective basis. We will also be required to continue to improve our operations, management and financial systems and controls. Our failure to manage our growth effectively could have an adverse effect on our ability to produce product and meet the demands of our customers.

We face competition from a number of companies that have greater resources than we do and that may develop more popular products than ours.

      The primary and rechargeable battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to ours. We are subject to competition from manufacturers of traditional rechargeable batteries, such as nickel- cadmium batteries, from manufacturers of rechargeable batteries of more recent technologies, such as nickel-metal hydride and lithium batteries, as well as from companies engaged in the development of batteries incorporating new technologies. We also compete with large and small manufacturers of alkaline, carbon-zinc, seawater, high rate and primary batteries as well as other manufacturers of lithium batteries. Manufacturers of batteries include Eveready, Sanyo Electric Co. Ltd., Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd., Duracell International, Inc., Saft-Soc des ACC, Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd., Sanyo Electric Co. Ltd. and Duracell International, Inc., Valence Technology, Inc., Lithium Technology Corporation, and Yuasa-Exide, Inc. We cannot assure that we will successfully compete with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources. Many companies, some with substantially greater resources than ours, are developing a variety of battery technologies which are expected to compete with our technology. If these companies successfully market their batteries before the introduction of our products, there could be a material adverse effect on our ability to sell our products and gain a substantial market share. The market for our products is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although we believe that our batteries, particularly our 9-volt and advanced rechargeable batteries, are based on technology that is continually refined to meet the needs of the marketplace, there can be no assurance that competitors will not develop technologies or products that would render our technology and products obsolete or less marketable.

The loss of certain management, marketing, engineering or technical staff could adversely affect our business.

      Because of the specialized, technical nature of our business, we are highly dependent on certain members of our management, marketing, engineering and technical staff. If we lose the services or these members, this could have a material adverse effect on our ability to produce marketable products. In addition to developing manufacturing capacity so that we can produce high volumes of our advanced rechargeable batteries, we must attract, recruit and retain a sizeable workforce of technically competent employees. Our ability to pursue effectively our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. We cannot assure that we will be able to retain or recruit this type of personnel.

Certain components of our batteries pose safety risks that may cause accidents in our facilities and in the use of our products.

      Components of our batteries contain certain elements that are known to pose safety risks. Our primary battery products incorporate lithium metal, which when it reacts with water may cause fires if not handled properly. For example, a December 1996 fire at our Abingdon, England facility shut down our manufacturing operation at this facility for 15 months. In August 1997, a fire occurred at our Newark, New York facility, damaging batteries in inventory but not disrupting ongoing production. Fires that occurred in July 1994 and September 1995 at our Abingdon, England facility caused certain manufacturing operations to be halted for 1 or 2 days of production. Although we incorporate safety procedures in our research, development and manufacturing processes that are designed to minimize safety risks, we cannot assure that more accidents will not occur. Although we currently carry insurance policies which cover loss of our plant and machinery, leasehold improvements, inventory and business interruption, as well as personal injury losses related to accidents caused at our facilities, any accident, whether at our manufacturing facilities or from the use of our products, may result in significant production delays or claims for damages resulting from injuries. We could incur significant costs in connection with these types of losses.

We could incur significant costs for violations of or compliance with applicable environmental laws and regulations.

      National, state and local laws impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and/or of certain chemicals used in the manufacture of lithium batteries. Although we believe that our operations are in substantial compliance with current environmental regulations and that, except as noted in the risk factor entitled "We may incur significant costs for environmental remediation at our Newark, New York facility" below, there are no environmental conditions that will require material expenditures for clean-up at our present or former facilities or at facilities to which it has sent waste for disposal, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by our customers which could require us to respond to those restrictions or could negatively affect the demand for those batteries. In addition, the U.S. Department of Transportation and certain foreign regulatory agencies that consider lithium to be a hazardous material regulate the transportation of batteries which contain lithium metal. We currently ship our lithium batteries in accordance with regulations established by the U.S. Department of Transportation. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our batteries or restricting disposal of batteries will not be imposed or how these regulations will affect us or our customers.

We may incur significant costs for environmental remediation at our Newark, New York facility.

      Since 1998 when we entered into a lease/purchase agreement for our facility in Newark, New York, we have been in regular communication with the New York State Department of Environmental Conservation (NYSDEC) regarding low level soil contamination at the facility. In January of 2001, we entered into a Voluntary Clean-Up Agreement with the NYSDEC whereby we agreed to conduct further environmental testing of soil and groundwater. Testing was completed in the spring of 2001 and the results were communicated to the NYSDEC in the summer. We have not yet received comments back from the NYSDEC. At the time of the acquisition of the property in 1998, we estimated the cost of any required remediation to be approximately $230,000. As a component of the lease/purchase agreement, a former owner of the property agreed to share in the cost of further testing and remediation with us. We cannot assure that we will not face claims resulting in substantial liability which would have a material adverse effect on profitability in the period in which such claims are resolved.

We rely on a limited number of suppliers for materials we use in our products.


      Certain materials we use in our products are available only from a single or a limited number of suppliers. Additionally, we may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. Although we believe that alternative suppliers are available to supply materials that could replace materials currently used by us and that, if necessary, we would be able to redesign our products to make use of such alternatives, any interruption in our supply from any supplier that serves as our sole source could delay product shipments and have a material adverse effect on our business, financial condition and results of operations. Although we have experienced interruptions of product deliveries by sole source suppliers, these interruptions have not had a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will not experience a material interruption of product deliveries from sole source suppliers.


We cannot guarantee the protection of our technology or prevent the development of similar technology by our competition.


      Our success depends more on the knowledge, ability, experience and technological expertise of our employees than on the legal protection of our patents and other proprietary rights. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to our products and manufacturing processes. We cannot guarantee the degree of protection these various claims may or will afford, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. We, however, have had patents issued and patent applications pending in the U.S. and elsewhere. We cannot assure (i) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology, (ii) that any patents issued to us will not be challenged, invalidated or circumvented, or (iii) as to the degree or adequacy of protection any patents or patent applications may or will afford. If we are found to be infringing third party patents, there can be no assurance that we will be able to obtain licenses with respect to such patents on acceptable terms, if at all. Our failure to obtain necessary licenses could delay product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of our products.


Our research and development efforts depend on technology transfer agreements.


      Our research and development of advanced rechargeable battery technology and products utilizes internally-developed technology, acquired technology and certain patents and related technology licensed by us pursuant to non-exclusive, technology transfer agreements. There can be no assurance that our competitors will not develop, independently or through the use of similar technology transfer agreements, rechargeable battery technology or products that are substantially equivalent or superior to the technologies and products currently under research and development by us.


An adverse outcome of our relationship with the China joint venture program may adversely affect our financial condition.


      In  July  1992,  we  entered  into  several   agreements  related  to  the
establishment of a manufacturing facility in Changzhou, China, for the production and distribution in and from China of 2/3A lithium primary batteries. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased from us certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6.0 million to us over the first two years of the agreement, of which approximately $5.6 million has been paid. We have been attempting to collect the balance due under this contract. China Battery has indicated that it will not make these payments until certain contractual issues have been resolved. Due to China Battery's questionable willingness to pay, we wrote off in fiscal 1997 the entire balance owed to us as well as our investment aggregating $805,000. Since China Battery has not purchased technology, equipment, training or consulting services from us to produce batteries other than 2/3 A lithium batteries, we do not believe that China Battery has the capacity to become our competitor.

We do not anticipate that the manufacturing or marketing of 2/3 A lithium batteries will be a substantial portion of our product line in the future. However, in December 1997, China Battery sent to us a letter demanding reimbursement of an unspecified amount of losses they have incurred plus a refund for certain equipment that we sold to China Battery. We have attempted to initiate negotiations to resolve the dispute. However, an agreement has not yet reached. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim which, if successful, would have a material adverse effect on our business, financial condition and results of operations. We believe that such a claim is without merit. As we have completely written down the balance we believe is owed by China Battery, there is no risk for non-payment. The remaining risk is related to any expenses we may be liable for with respect to the liquidation of the assets of the venture.

We may face liability if our batteries fail to function properly and if these liabilities are not covered by insurance.


      Because certain of our primary batteries are used in a variety of security and safety products and medical devices, we may be exposed to liability claims if such a battery fails to function properly. We maintain what we believe to be sufficient liability insurance coverage to protect against potential claims; however, there can be no assurance that the liability insurance will continue to be available, or that any such liability insurance would be sufficient to cover any claim or claims.


The market price of our common stock may be volatile, which could cause the value of your stock to decline.

      Future announcements concerning us or our competitors, including technological innovations or commercial products, litigation or public concerns as to the safety or commercial value of one or more of our products, may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

An adverse outcome of the lawsuit against us by certain stockholders could have a material adverse effect on our financial condition.

      In August 1998, we, along with our directors, and certain underwriters were named as defendants in a complaint filed in federal court by certain stockholders, alleging that the defendants, during 1998, violated various provisions of the federal securities laws in connection with an offering of our common stock. The trial court twice granted our motion to dismiss the stockholders' complaint. The second time the court dismissed the complaint with prejudice and directed the case to be closed. The stockholders filed an appeal of the trial court's latest dismissal. Prior to the argument of stockholders' appeal, we entered into a settlement agreement in which the stockholders agreed withdraw their appeal with prejudice in exchange for a settlement payment of $285,000. This payment was to be mainly paid by our insurance carrier. At that time, we believed that the proposed settlement was in our best interests and the best interests of our stockholders because it would terminate the stockholders' action and eliminate the risks of uncertainty inherent in any litigation.

      Since entering into the settlement agreement, the insurance carrier has commenced liquidation proceedings. The insurance carrier informed us that in light of the liquidation proceedings, it would no longer fund our settlement. In addition, the value of the insurance policy is in serious doubt. Because of these developments with the insurance carrier, we may cancel the settlement agreement and allow the stockholders to proceed with their appeal.

      We continue to believe that the stockholder suit lacks merit and that the court will dismiss the suit on appeal. However, the liquidation of the insurance carrier creates a new risk for our company because we would have to bear the significant expenses of ongoing litigation, including any potential damages award if stockholders were to win the case. These expenses will be without any insurance coverage. Since stockholders are seeking damages in excess of $5 million, we believe that an unfavorable outcome would have a material adverse impact on our financial condition.

      We are presently evaluating our options, including whether to proceed with the settlement either on the terms previously negotiated or on other terms that the parties may mutually agree upon, with the expectation that any such settlement would now be funded in whole or in large part by us. In addition, we are exploring our rights against the insurance carrier.

Our ability to borrow under our credit facility is impaired, and we may have to pursue other means of generating cash to support our business with no guarantee of succeeding.

      At September 30, 2001, we had a total of $4.9 million of cash and investment securities. Based on our current financial outlook, we will require additional external financing (debt or equity) to continue the implementation of our growth strategies. In October 2001, we were informed by our primary lending institution that our borrowing availability under our $20 million credit facility had been effectively reduced to zero as a result of a recent appraisal of our fixed assets. Accordingly, our liquidity depends on our ability to successfully generate positive cash flow from operations and achieve adequate operational savings. We are also exploring opportunities for new or additional equity or debt financing. We cannot guarantee that we will have sufficient cash flows to meet our working capital and capital expenditure requirements.

                           FORWARD-LOOKING STATEMENTS

      This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains forward-looking statements, as that term is defined by federal securities laws, that relate to the financial condition, results of operations, plans, objectives, future performance and business of Ultralife. These statements are frequently preceded by, followed by or include the words believes, expects, anticipates, estimates or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. The statements contained in this prospectus relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including future demand for our products and services, the successful commercialization of our advanced rechargeable batteries, general economic conditions, government and environmental regulation, competition and customer strategies, technological innovations in the primary and rechargeable battery industries, changes in our business strategy or development plans, capital deployment, business disruptions, including those caused by fire, raw materials, supplies and other risks and uncertainties, certain of which are beyond our control. In addition to these risks, in the section of this prospectus entitled Risk Factors, we have summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. We advise you not to place undue reliance on these forward-looking statements in light of the material risks and uncertainties to which they are subject. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, estimated or expected. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                 USE OF PROCEEDS


      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. To the extent, however, that the warrants are exercised through payment of the exercise price in cash, rather than a cashless exercise, we will receive the proceeds of those exercises. We have agreed to bear all expenses, other than selling commissions and fees and expenses of counsel and other advisors to the selling stockholders, in connection with the registration of the shares being offered.

                              SELLING STOCKHOLDERS


      The following Table A sets forth the number of shares of common stock owned by each of the selling stockholders who subscribed for shares of our common stock in our recent private placement. None of these selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. Because the selling stockholders may offer all or some of the common stock which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below or by pledgees, donees, transferees or other successors in interest who receive the shares as a gift, partnership distribution or other non-sale related transfer.

                                     Table A

                                                                                                    Number of
                                                                                                    Shares
                                                                  Number of                         Beneficially
                                                                  Shares             Number of      Owned          Percent of
                                                                  Beneficially       Shares         After          Outstanding
                                                                  Owned Prior to     Registered     Completion     Shares after
                                                                  Completion of      for Sale       of the         Completion of
Name of Selling Stockholder                                       the Offering       Hereby (1)     Offering       the Offering(2)
----------------------------------------------------------------------------------------------------------------------------------
First Trust as trustee for Sheila Baird                                 22,000           22,000                0
SERP

Weiss, Peck & Greer as trustee for                                      10,000           10,000                0                *
Sheila Baird IRA

Weiss, Peck & Greer as trustee for                                      28,000           16,000           12,000                *
Murray Berliner Sep IRA

Weiss, Peck & Greer as trustee for                                       5,500            4,000            1,500                *
Stephan Bermas IRA

William A. Birnbaum                                                     22,500           16,000            6,500                *

William Birnbaum and Kathleen Birnbaum                                  22,500           16,000            6,500                *

Harris J. Bixler                                                        21,000           16,000            5,000                *

Weiss, Peck & Greer as trustee for John                                  8,000            4,000            4,000                *
V. Brennan IRA

Weiss, Peck & Greer as trustee for                                       8,000            8,000                0                *
Julie Connelly IRA

Katharine Crossgrove                                                    13,000            8,000            5,000                *

Daeg Partners, LLP                                                     574,500           92,000          482,500             3.92%

Donna Darnell                                                            7,500            4,000            3,500                *

Tirone E. David, M.D                                                    25,000           12,000           13,000                *

Weiss, Peck & Greer as trustee for John                                 17,000            8,000            9,000                *
W. Dewey, IRA

Weiss, Peck & Greer as trustee for John                                 18,000            8,000           10,000                *
Dorman IRA

Weiss, Peck & Greer as trustee for Joan                                 14,500            8,000            6,500                *
Ellenbogen IRA

Weiss, Peck & Greer as trustee for                                       9,500            4,000            5,500                *
Marcia Goldstein IRA

Martha Grant                                                            14,000            8,000            6,000                *

Claire S. Gulamerian, Living Trust dtd                                  16,600            8,000            8,600                *
6/7/96


Ingolstadt Ltd. BVI                                                     26,000           16,000           10,500                *

Oscar Lascano                                                            9,000            4,000            5,000                *

Weiss, Peck & Greer as trustee for                                       9,600            4,000            5,600                *
Stanley Mailman IRA

Barbara V. May                                                           5,200            4,000            1,200                *

Weiss, Peck & Greer as trustee for                                      18,800           16,000            2,800                *
Bernadette Murphy IRA

Joan Nazarro                                                             8,000            4,000            4,000                *

1004050 Ontario Inc.                                                     9,000            4,000            5,000                *

Arthur Panoff                                                            9,300            8,000            1,300                *

Patricia C. Remmer, Revocable Trust dtd                                 31,000           16,000           15,000                *
7/22/92

Patricia C. Remmer, 1995 Charitable                                     10,000            4,000            6,000                *
Lead Trust

The Remmer Family Foundation                                             8,000            4,000            4,000                *

Weiss, Peck & Greer as trustee for                                      19,000            8,000           11,000                *
Dorothy Rivkin IRA

Maurice Schlossberg and Amy Schlossberg                                  5,000            8,000            5,000                *

Weiss, Peck & Greer as trustee for Mary                                  7,000            4,000            3,000                *
Simons IRA

Weiss, Peck & Greer as trustee for                                      22,000           16,000            6,000                *
Richard R. Stebbins

Sarah Tough                                                              9,000            4,000            5,000                *

Weiss, Peck & Greer as trustee for Leon                                 11,000            4,000            7,000                *
Zeff IRA

Charles W. Phillips                                                     10,000           10,000                0                *

Richard F. Morton                                                       15,000            5,000           10,000                *

Neal P. Brooks                                                          38,000            5,000           33,000                *

State of Wisconsin Investment Board                                  2,218,600          670,000        1,548,600            12.57%

                 Total                                               3,355,600        1,090,000        2,273,600            18.46%

----------
*     Represents beneficial ownership of less than 1%.

(1) This Registration Statement shall also cover any additional shares of our common stock which become issuable in connection with the common stock registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2) Based on 12,578,186 shares of the Company's common stock, par value $.10 per share, outstanding as of November 30, 2001, less 27,250 treasury shares and 231,980 shares out of 700,000 shares owned by Ultralife Taiwan, Inc., a Taiwanese venture of which the Company owns approximately 33%.

      The following Table B sets forth the number of shares of common stock to be owned upon exercise of the warrants issued to H.C. Wainwright & Co., Inc. and several of its affiliates as partial compensation for its services as placement agent in connection with our private placement. The warrantholders have confirmed to us that none had agreements or understandings, directly or indirectly, with any person to distribute the common stock issuable upon exercise of the warrants. Because the warrantholders or subsequent selling stockholders may offer all or some of the common stock which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the amount of shares that will be held by the warrantholders or subsequent selling stockholders after completion of this offering. The shares offered by this prospectus may be offered from time to time by the warrant holders or subsequent selling stockholders or by pledgees, donees, transferees or other successors in interest who receive the shares as a gift, partnership distribution or other non-sale related transfer.


                                     Table B

                                     Number of                    Number of
                                     Shares                       Shares
                                     Beneficially                 Beneficially
                                     Owned         Number of      Owned
                                     Prior to      Shares         after
                                     Completion    Registered     Completion    Percent of
                                     of the        for Sale       of the        Outstanding
Name of Selling Stockholder          Offering      Hereby (1)(2)  Offering      Shares
-------------------------------------------------------------------------------------------
Eric Singer                             38,900         38,900           0             *

Matthew Balk                             5,000          5,000           0             *

Jason Adelman                            5,000          5,000           0             *

Scott Weisman                            5,600          5,600           0             *

H.C. Wainwright & Co., Inc.             54,500         54,500           0             *

         Total                         109,000        109,000           0             *

*     Represents beneficial ownership of less than 1%.


(1) This Registration Statement shall also cover any additional shares of our common stock which become issuable in connection with the common stock registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.


(2) This figure includes the shares that will be issued upon exercise of the warrants by such selling stockholder.

                              PLAN OF DISTRIBUTION


      We will receive no proceeds from this offering. The shares offered by this prospectus may be sold by the selling stockholders (including those holding stock as a result of the future exercise of the warrants) from time to time in transactions in the over-the-counter market, in negotiated transactions, or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders (including those holding stock as a result of the future exercise of the warrants) may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (including those holding stock as a result of the future exercise of the warrants) and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. This compensation might be in excess of customary commissions. The shares we are offering may be sold either pursuant to this Registration Statement or pursuant to Rule 144 issued by the SEC under the Securities Act of 1933.


      In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      The selling stockholders (including those holding stock as a result of the future exercise of the warrants) and any broker-dealers or agents that participate with the selling stockholders (including those holding stock as a result of the future exercise of the warrants) in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under federal law.


      Under applicable federal rules and regulations, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder. These rules include, without limitation, Rules 10b-6 and 10b-7, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders (including those holding stock as a result of the future exercise of the warrants).


                                  LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for us by Harter, Secrest & Emery LLP, Rochester, New York.

                                     EXPERTS


      The financial statements incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

      No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering of our common stock. If any such information or representations are given or made, such information or representations must not be relied upon as having been authorized by us, by any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the common stock covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

      We  are  subject  to the  informational  requirements  of  the  Securities
Exchange Act of 1934, as amended. As a result, we file reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "SEC"). You may inspect and copy any reports, proxy statements and other information that we file at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such materials by mail from the Public Reference Room of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and at the Commission's regional offices in New York City, 75 Park Place, Room 1400, New York, New York 10007 and Chicago, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street N.W. Washington, D.C. 20006.

      We have filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to in this prospectus as the "Registration Statement") under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus does not contain, nor is it required to contain, all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding us and our common stock, you should refer to the Registration Statement and its exhibits and schedules. The Registration Statement, including its exhibits and schedules, may be inspected as described above.


                    INCORPORATION OF INFORMATION BY REFERENCE

      The following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 are incorporated herein by reference:


      1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed September 26, 2001, as amended by our Annual Report on Form 10-K/A filed December 12, 2001;

      2. Our Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed November 7, 2001;

      3. Our Forms 8-K filed on July 12, 2001 and July 24, 2001;

      4. The description of our common stock, par value $.10 per share, contained in our Registration Statement on Form S-1 filed on December 23, 1992 (Registration No. 33-54470), including any amendment or report filed for the purpose of updating such description; and

      5. All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering.


      Any statement contained in a document incorporated by reference herein shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such documents. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide to you upon written or oral request and without charge a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies (at no cost to requestor) should be directed to our Secretary, at our principal executive offices: Ultralife Batteries, Inc., 2000 Technology Parkway, Newark, New York 14513. Our telephone number is (315) 332-7100.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Ultralife Batteries, Inc. (the "Company") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.


           SEC Registration Fee                                $ 1,800
           Legal fees and expenses                              20,000
           Accounting fees and expenses                          9,000
           Miscellaneous fees and expenses                       5,500
                                                               -------
           Total                                               $36,300

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      With respect to indemnification of directors and officers, Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Under this provision of the DGCL, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

      Furthermore, the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws, as amended (the "By-laws") provide for limitation of the liability of directors to the Company and its stockholders and for indemnification of directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the DGCL.

      The Certificate of Incorporation provides that directors are not liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividend payments or stock repurchases in violation of Delaware law, or (d) for any transaction from which the director derived any improper personal benefit.

      The By-laws include provisions by which the Company will indemnify its officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement with respect to threatened, pending or completed suits or proceedings against such persons by reason of serving or having served the Company as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of the Company. With respect to matters to which the Company's officers, directors, employees, agents or other representatives are determined to be liable for misconduct or negligence in the performance of their duties, the By-laws provide for indemnification only to the extent that the Company determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

ITEM 16. EXHIBITS

2.1       Share Purchase Agreement*
2.2       Warrant Agreement*
5         Opinion of Harter, Secrest & Emery LLP*
23.1      Consent of Independent Accountants**
23.2 Consent of Harter, Secrest & Emery LLP (included in the Opinion of Counsel filed as Exhibit 5 hereto)*
24        Power of Attorney*

* These Exhibits were previously filed with our Form S-3, filed on August 17, 2001, File No. 333-67808.

**    Filed with this Amendment No. 2 to Form S-3.


ITEM 17. UNDERTAKINGS

      The undersigned Registrant hereby undertakes (subject to the proviso contained in Item 512(a) of Regulation S-K):

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflect in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to supplement the prospectus, after expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms different from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specially incorporated by referred in the prospectus to provide such interim financial information.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newark, State of New York, on this 12th day of December, 2001.


                                       ULTRALIFE BATTERIES, INC.


Dated: December 12, 2001


                                       By: /s/ JOHN D. KAVAZANJIAN
                                           -------------------------------------
                                               John D. Kavazanjian,
                                               President and Chief Executive
                                               Officer, and with Powers of
                                               Attorney, as granted in the
                                               original S-3 filing, filed on
                                               August 17, 2001

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                   Title                              Date
---------                   -----                              ----


                            Chief Executive Officer,           December 12, 2001
_____________________*      President and Director
John D. Kavazanjian         (Principal Executive Officer)

_____________________*      Vice President-Finance and Chief   December 12, 2001
Robert W. Fishback          Financial Officer (Principal
                            Financial Officer and Principal
                            Accounting Officer)

_____________________*      Director                           December 12, 2001
Ranjit Singh

_____________________*      Director                           December 12, 2001
Arthur M. Lieberman

_____________________*      Director                           December 12, 2001
Joseph C. Abeles

_____________________*      Director                           December 12, 2001
Joseph N. Barrella

_____________________*      Director                           December 12, 2001
Carl H. Rosner

_____________________*      Director                           December 12, 2001
Patricia C. Barron

______________________      Director                           December __, 2001
Daniel W. Christman

*By: /s/ JOHN D. KAVAZANJIAN
     --------------------------------------------
         John D. Kavazanjian, as Attorney-in-Fact

                                INDEX TO EXHIBITS

2.1       Share Purchase Agreement*

2.2       Warrant*

5         Opinion of Harter, Secrest & Emery LLP*

23.1      Consent of Independent Accountants**

23.2 Consent of Harter, Secrest & Emery LLP (included in the Opinion of Counsel filed as Exhibit 5)*

24        Power of Attorney*

*     Previously  filed  with the Form S-3 filed on August  17,  2001,  File No.
      333-67808

**    Filed with this Amendment No. 2 to Form S-3.